FOR IMMEDIATE RELEASE
- ---------------------                  Contact  - Guy T. Marcus
May 6, 1996                                       Vice President-Inv. Rel.
                                                  (214) 978-2691


HALLIBURTON INSTALLS WORLD'S FIRST MULTI-LATERAL SYSTEM WITH FULL
                    RE-ENTRY ACCESS
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     DALLAS, Texas -- Halliburton Company's (NYSE-HAL) Halliburton Energy
Services business segment announced today that it has successfully installed a multi-lateral system with full lateral liner connectivity, a hydraulically-isolated lateral junction and full-bore lateral re-entry access. The system, installed for Norwegian operator Norsk Hydro, is the world's first to provide full-bore re-entry access to the lateral while maintaining the integrity of the main wellbore.

     The multi-lateral system was installed in Norsk Hydro's Oseberg field, located approximately 120 kilometers west of Bergen in the Norwegian North Sea. The Oseberg C platform was installed in 1988 to drain the northern portion of the field. Norsk Hydro set a specific goal for increasing recoverable reserves from this field. Multi-lateral technology was identified as a means to help achieve the goal.

     The multi-lateral system needed the capability to commingle production from primary and secondary formations. Due to pressure differentials, each formation would also need to be isolated at various times. Additionally, the secondary


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Halliburton Company

formation would likely require re-perforation during its production life, so selective re-entry to the main and secondary wellbores for running perforating guns, production logs and installing production control devices was a required feature.

     Halliburton's Multi-Lateral System 3000(TM)was chosen for the application because of its full-bore access which provides flexibility in running downhole tools, and lateral isolation which enhances pressure integrity and increases production control.

     Johan Mikkelsen, assistant director in Hydro's Exploration and Production Division said, "This multi-lateral system will allow us to increase recoverable reserves economically. The ability to avoid drilling additional wells while maintaining re-entry access to the lateral is very beneficial."

     Halliburton has drilled and completed hundreds of multi- lateral wells including duals and quads with separated production. The Norsk Hydro well incorporates connectivity, isolation and access in a single system. The system uses 9 5/8- in. casing with a 7-in. steel liner connected mechanically and isolated at the junction with Halliburton's M-Seal high-impact sealant. A 7-in. production tubing string is installed enabling maximum flow in a monobore configuration and full-bore re-entry access to the lateral.

     Norsk Hydro and Halliburton worked closely throughout the planning, development and execution phases of the project. The successful installation of

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Halliburton Company

this system is viewed as a technical breakthrough by both companies, providing a new opportunity for innovative production schemes and a potential change in the use of surface facilities.

     "Using this technology, Hydro will produce considerably more oil in certain fields, at far lower prices than in the past." "This is a milestone for us," added Mikkelsen.

     As a fully integrated technical solution, System 3000 combines Halliburton's project design and management, directional drilling, reservoir description, cementing, and completion capabilities.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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